Exhibit 1

FOR IMMEDIATE RELEASE	19 November 2010

WPP PLC (“WPP”)

Young & Rubicam Brands, a subsidiary of WPP, acquires the TAXI creative network in Canada, the United States and the Netherlands

WPP announces that its wholly-owned operating company, Young & Rubicam Brands ("Y&R Brands"), the global marketing communications group, has acquired all the assets of TAXI Canada, Inc. ("TAXI") in Canada, together with all the share capital of TAXI’s wholly-owned subsidiaries in the United States and the Netherlands.

Founded in Montreal in 1992, TAXI has built a reputation as one of the world's leading innovative creative networks.  Headquartered in Toronto, the agency employs approximately 350 people across its two offices in Toronto as well as offices in Montreal, New York, Calgary, Vancouver and Amsterdam.  Clients include Canadian Tire, Telus and WestJet.

TAXI’s unaudited revenues for the 12 months ended 30 June, 2010 were CAD $53.7 million, with gross assets at the same date of approximately CAD $25.4 million.

This investment continues WPP’s strategy of adding the strongest creative capabilities in all services sectors and reinforcing its client capabilities around its Team concept.  The acquisition of TAXI will also reinforce WPP's services for its existing clients.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204